Exhibit No. 99.1

For immediate release

STRATEGIC PARTNER OF FAIRMONT HOTELS & RESORTS INC.
ANNOUNCES MANAGEMENT CHANGES

TORONTO, March 7, 2003 - Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) stated that Legacy Hotels Real Estate Investment Trust (“Legacy”) (TSX: LGY.UN) today announced several changes to its management structure and proposed changes to its Board of Trustees. Of most significance to FHR, Neil J. Labatte has been appointed President and Chief Executive Officer of Legacy, replacing William R. Fatt, who will remain a Legacy Trustee. In addition, a search is underway for a full-time Chief Financial Officer for Legacy to replace M. Jerry Patava.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Contacts:	M. Jerry Patava Executive Vice President and Chief Financial Officer Tel: 416.874.2450	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com